UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2025

Commission File Number: 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On December 29, 2025, Core AI Holdings, Inc., a British Columbia (Canada) company the (“Company” or “Core AI”), announced that it has simultaneously signed and closed a definitive stock purchase agreement (the “SPA”) to divest Siyata Mobile Inc. and its subsidiaries (collectively, “Siyata”). This transaction became effective immediately and represents a completed strategic action to streamline operations and concentrate capital and resources on Core AI’s core artificial intelligence initiatives.

Under the terms of the SPA, Core AI is entitled to receive aggregate consideration consisting of initial consideration of $100,000 in cash, and earn-out consideration consisting of three separate annual earn-out payments. Each earn-out payment will equal the greater of $200,000 or 1% of gross revenue generated by Siyata during each applicable earn-out period, as reported in audited annual financial statements prepared in accordance with IFRS.

On December 29, 2025, the Company issued a press release regarding the Company’s entrance into the SPA and divestment of Siyata. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

This 6-K and Exhibit 99.1 attached hereto are incorporated by reference into the Company’s Registration Statements on Form F-1 (File No. 333-282880, File No. 333-284396, File No. 333-287441, and File No. 333-288063) and the Company’s Registration Statement on Form F-3 (File No. 333-291487).

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 21, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Stock Purchase Agreement
99.2	Press Release dated December 29, 2025

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2025	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
	Name:	Aitan Zacharin
	Title:	Chief Executive Officer

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